U.S. COMMERCIAL CORP., S.A.B. DE C.V.

March 13, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07021846

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the Summary of the agreements adopted by the Extraordinary Shareholders General Assembly of U.S. Commercial Corp., S.A. de C.V., held on March 5, 2007.

We are sending this information on behalf of U.S. Commercial Corp., S.A.B. de C.V. as required in rule 12g3-2b.

Sincerely.

Lic. Alejandro Archundia Becerra
Attorney in fact

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

EXTRAORDINARY SHAREHOLDERS GENERAL ASSEMBLY
U.S. COMMERCIAL CORP., S.A.B. DE C.V.
MARCH 5, 2007

I. **Proposal, discussion and, if such were the case, approval of an increase on the fixed part of the Corporation's capital stock.**

FIRST.- It was approved and decreed an increase in the fixed part of the Corporation's capital stock for $4,862,000,000.00 (Four billion eight hundred sixty-two million and 00/100 domestic currency), which are represented by 3,740'000,000 (Three billion seven hundred forty million) stocks Series B-1, common and without face value, which shall be offered to the stockholders for their subscription and payment to a subscription value of $1.30 (One peso and 30/100 domestic currency), per stock. The total amount of the increase approved in this act shall be applied in full to the Corporation's stock capital.

SECOND.- It was approved to adapt the text of article sixth of the Corporation's by-laws to reflect the increase on the fixed capital of the Corporation approved by the assembly, so hereinafter be phrased to the word as follows:

"ARTICLE SIXTH.- Stock Capital: The capital of the corporation is variable. The minimum fixed capital is $5,401,893,370.35 (Five billion four hundred one million eight hundred ninety-three thousand three hundred seventy and 35/100 pesos domestic currency), represented by 5,152,081,430 (Five billion one hundred fifty-two million eighty one thousand four hundred thirty), stocks Series "B-1", common, registered, no-par value stocks. The amount of the variable portion of the capital stock shall be represented by the number of stocks Series "B-2", common,

registered, no-par value, decided upon by the Stockholders General Assembly agreeing its issuance and shall identify with the other features that, if such were the case, be decided by the own Assembly."

THIRD.- It was established that the stockholders that decide to exercise their preferential right to subscribe the capital increase proponed at the assembly on the terms of article eighth of the corporation's by-laws and article 132 of the Mexican Corporate Law, shall be able to subscribe and pay the increased referred in a ratio of 3 (three) new stocks for each stock they hold. To exercise such right, the stockholders shall make the payment for their contributions and shall receive the corresponding stocks in accordance to the procedure that shall be established on the notice that the Corporation shall publish in the forthcoming days.

FOURTH.- It was resolved to instruct Messrs. Ing. Antonio Gómez García and Lic. Sergio Rodríguez Molleda, so any of them, creates, subscribes and put together the necessary notices and publications that come out necessaries for the execution of the resolutions of the assembly, including without limit the publication required on terms of article eighth of the corporation's by-laws, granting them full powers to decide on the procedure of the subscription and payment of the stocks purpose of the increase and in genera to make the necessary for the fulfillment of the resolutions approved by the stockholders assembly.

QUINTA.- It was resolved that the stocks issued to account for the capital increase approved on the first resolution, that would have not been subscribed and paid by the stockholders of the Corporation exercising their preferential right in accordance to article eighth of the corporation's by-laws and article 132 of the Mexican Corporate Law, shall be offered to Inmobiliaria Carso, S.A. de C.V. for their subscription and payment on the same terms that they were offered to the Corporation's stockholders.

II. Appointment of delegates to execute and legalize all the resolutions adopted by the assembly

UNIQUE.- Were appointed as special delegates of the assembly Messrs. licenciados Carlos Slim Domit, Antonio Gómez García, Sergio Rodríguez Molleda, Eduardo Alvarez Ramírez de Arellano and Alejandro Archundia Becerra, whom shall be able to act jointly or individually to carry out amendments to the text of the minute as required by the competent authorities, undertake all acts deemed necessaries or appropriate to execute the resolutions adopted by the assembly, issue the authenticated copies that could be required for the corresponding minute, and to go before the Notary Public of their choice to officially record, if and as required, total or a part of one or several instruments, and that by itself or by means of the persons they appoint, if such were the case, carry out the formalities to record them at the Public Trade Registrar, that to such regard be necessary to prepare and submit any notices before the competent authorities deemed necessary regarding the resolutions adopted, and in general, to carry out any other acts and formalities required so that the resolutions adopted by the stockholders assembly be dully executed and legalized.

U.S. COMMERCIAL CORP., S.A.B. DE C.V.

March 13, 2007

RECEIVED

2007 MAR 15 A 10:41

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the information of U.S. Commercial Corp., S.A.B. de C.V., related to Capital Increase, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on March 5, 2007:

"U.S. Commercial Corp., S.A.B. de C.V. ("USCOM"), informs the investors' public that the extraordinary shareholders general assembly of the corporation was held today, called for last February 16, in which the shareholders resolved to approve an increase in USCOM's fixed capital stock for the amount of $4,862,000,000.00 (Four billion eight hundred sixty-two million and 00/100 domestic currency), at a ratio of $1.30 (one peso and 30/100 domestic currency), for each new stock.

On the terms of article eighth of the corporation's by-laws and article 132 of the Mexican Corporate Law, the shareholders of USCOM benefit from a preferential right to subscribe the stocks purpose of the increase approved by the assembly in proportion to their current participation on the USCOM's capital stock.

In accordance to the agreements adopted by the assembly the stockholders that decide to exercise their preferential right shall have the right to subscribe and pay three new stocks for each of USCOM's stocks they hold, at a subscription price of $1.30 (one peso and 30/100 domestic currency) for each stock. Likewise, the assembly approved that the stocks left at the end of the term to exercise the preferential right that would have not been subscribed and paid by USCOM's stockholders, shall be offered to Inmobiliaria Carso, S.A. de C.V. for their subscription and payment under the same conditions that were offered to he corporation's stockholders. It is important to mention that Inmobiliaria Carso, S.A. de C.V. is a corporation whereas its capital is 100% controlled by the Slim family and such corporation does not belong to any of the conglomerates that integrate Grupo Carso.

The terms and conditions to exercise the preferential right shall be informed to the stockholders through notice published on the forthcoming days in compliance to the corporation's by-laws and legal provisions in effect."

Sincerely.

Alejandro Archundia Becerra
Attorney in fact

END